

KELSO TECHNOLOGIES INCORPORATED



NEWS RELEASE



04036653

82-2441

TSX-V:KLS

FOR IM...

SUPPL

KELSO'S NEGOTIATIONS ENTER LEGAL PHASE

TUESDAY, JULY13, 2004 - VANCOUVER, BC – As an update to the Company's news release dated June 9, 2004, Kelso Technologies Inc. (TSX-V:KLS) is pleased to advise that the significant, in-depth negotiations have now moved forward into the legal phase.

"*After weeks of serious negotiations involving draft agreements and discussions among the companies, Kelso, along with the other unnamed Companies, have now begun the legal phase regarding a working relationship Agreement which Kelso believes could culminate in a signed Agreement involving all of the parties. This Agreement may pave the way to Kelso's first sales of its JS75 SRV Pressure Relief Valves. In addition, this Agreement could open the door to future sales of other Kelso valves that are currently ready to go to prototype stage*," said Stephen L. Grossman, Kelso's President and CEO.

Since a draft Agreement was reached by all parties, it was prudent to make sure all the "t's" were crossed and the "i's" dotted so that all the terms and conditions of the Agreement are legally acceptable. The parties agreed to allow the unnamed Companies lawyers to first review the Agreement prior to involving Kelso's legal counsel. Kelso is pleased to report this phase of the negotiations is now underway.

"*While the negotiations were going on regarding the rail industry, Kelso has been further involved in an extensive market survey of the trucking industry. That information has taken weeks to compile and has now been turned over to Goldsmith Agio Helms. Both Kelso and Agio believe that that once an Agreement has been signed regarding the rail industry, it will assist Agio in opening doors to other industries. The first focus after the rail industry will be the trucking industry*", stated Stephen L. Grossman.

This is a very exciting time for Kelso and its shareholders and the Company will do its best to keep the public informed while at the same time, adhering to the terms of any Non-Disclosure Agreement that maybe outstanding between the various participants. The alliance now being reviewed legally could lead to many years of revenue growth and could turn Kelso into a leading competitor of the various pressure relief valve manufacturers in North America. This Agreement could open doors to other alliances around the world for the promotion, distribution and sales of Kelso's line of Patented JS SRV pressure relief valves not only within the rail industry, but also within the other industries that Kelso will be targeting.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com



KELSO TECHNOLOGIES INCORPORATED

82-2441

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO'S NEGOTIATIONS ENTER LEGAL PHASE

TUESDAY, JULY13, 2004 - VANCOUVER, BC – As an update to the Company's news release dated June 9, 2004, Kelso Technologies Inc. (TSX-V:KLS) is pleased to advise that the significant, in-depth negotiations have now moved forward into the legal phase.

"*After weeks of serious negotiations involving draft agreements and discussions among the companies, Kelso, along with the other unnamed Companies, have now begun the legal phase regarding a working relationship Agreement which Kelso believes could culminate in a signed Agreement involving all of the parties. This Agreement may pave the way to Kelso's first sales of its JS75 SRV Pressure Relief Valves. In addition, this Agreement could open the door to future sales of other Kelso valves that are currently ready to go to prototype stage,*" said Stephen L. Grossman, Kelso's President and CEO.

Since a draft Agreement was reached by all parties, it was prudent to make sure all the "t's" were crossed and the "i's" dotted so that all the terms and conditions of the Agreement are legally acceptable. The parties agreed to allow the unnamed Companies lawyers to first review the Agreement prior to involving Kelso's legal counsel. Kelso is pleased to report this phase of the negotiations is now underway.

"*While the negotiations were going on regarding the rail industry, Kelso has been further involved in an extensive market survey of the trucking industry. That information has taken weeks to compile and has now been turned over to Goldsmith Agio Helms. Both Kelso and Agio believe that that once an Agreement has been signed regarding the rail industry, it will assist Agio in opening doors to other industries. The first focus after the rail industry will be the trucking industry*", stated Stephen L. Grossman.

This is a very exciting time for Kelso and its shareholders and the Company will do its best to keep the public informed while at the same time, adhering to the terms of any Non-Disclosure Agreement that maybe outstanding between the various participants. The alliance now being reviewed legally could lead to many years of revenue growth and could turn Kelso into a leading competitor of the various pressure relief valve manufacturers in North America. This Agreement could open doors to other alliances around the world for the promotion, distribution and sales of Kelso's line of Patented JS SRV pressure relief valves not only within the rail industry, but also within the other industries that Kelso will be targeting.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

**Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com**



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE


SEC RECEIVED PROCESSING
SEP - 1 2004
WASH, D.C. 185 SECTION

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO HOLDS FIRST MEETING WITH TRUCKING INDUSTRY SUPPLIER

WEDNESDAY, JULY 21, 2004, VANCOUVER, BC — Kelso Technologies Inc. is pleased to report that an initial meeting with a party interested in discussing a potential formal relationship with Kelso regarding the trucking industry has taken place.

Goldsmith Agio Helms (GAH), Kelso's investment banker set up a presentation/meeting between Kelso and an interested company with a view to establishing a working relationship that might culminate in the commercialization of Kelso's JS75 SRV valves for the trucking industry.

To date, Kelso, in concert with GAH, has held discussions and a meeting with a significant, interested party located in North America. Kelso is pleased with the results of the initial meeting and the potential arrangements that could ensue. The specifics, including the names of the party, cannot be released at this time as discussions are continuing and confidentiality must be maintained throughout these discussions.

Stephen L. Grossman, Kelso's President and CEO reported that an extensive market survey of the trucking industry concluded that there are approximately six million trucks in North America alone. Not all of these trucks use pressure relief valves due to the cargo they carry. Truck classifications range from Light Duty to Heavy-Heavy Duty trucks. Of particular interest to Kelso are trucks carrying chemical, petroleum and hazardous products which in 1999 numbered approximately 687,500 (according to the US Vehicle Inventory and Use Survey).

Scania, a leading Swedish manufacturer of heavy trucks and buses as well as industrial and marine engines, which also markets and sells a broad range of service-related products and provides financing services, reported that 70% of the heavy trucks manufactured globally are produced by 10 manufacturers. In 2003, these 10 firms produced 433,100 heavy trucks.

Kelso currently holds 14 JS SRV Pressure Relief Valve Patents worldwide with seven Patents pending. *"I believe the opportunity in trucking is enormous and one which Kelso must pursue"*, stated Stephen L. Grossman.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

**Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com**

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE



SEC MAIL PROCESSING
RECEIVED
SEP - 1 2004
185

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO HOLDS FIRST MEETING WITH TRUCKING INDUSTRY SUPPLIER

WEDNESDAY, JULY 21, 2004, VANCOUVER, BC — Kelso Technologies Inc. is pleased to report that an initial meeting with a party interested in discussing a potential formal relationship with Kelso regarding the trucking industry has taken place.

Goldsmith Agio Helms (GAH), Kelso's investment banker set up a presentation/meeting between Kelso and an interested company with a view to establishing a working relationship that might culminate in the commercialization of Kelso's JS75 SRV valves for the trucking industry.

To date, Kelso, in concert with GAH, has held discussions and a meeting with a significant, interested party located in North America. Kelso is pleased with the results of the initial meeting and the potential arrangements that could ensue. The specifics, including the names of the party, cannot be released at this time as discussions are continuing and confidentiality must be maintained throughout these discussions.

Stephen L. Grossman, Kelso's President and CEO reported that an extensive market survey of the trucking industry concluded that there are approximately six million trucks in North America alone. Not all of these trucks use pressure relief valves due to the cargo they carry. Truck classifications range from Light Duty to Heavy-Heavy Duty trucks. Of particular interest to Kelso are trucks carrying chemical, petroleum and hazardous products which in 1999 numbered approximately 687,500 (according to the US Vehicle Inventory and Use Survey).

Scania, a leading Swedish manufacturer of heavy trucks and buses as well as industrial and marine engines, which also markets and sells a broad range of service-related products and provides financing services, reported that 70% of the heavy trucks manufactured globally are produced by 10 manufacturers. In 2003, these 10 firms produced 433,100 heavy trucks.

Kelso currently holds 14 JS SRV Pressure Relief Valve Patents worldwide with seven Patents pending. *"I believe the opportunity in trucking is enormous and one which Kelso must pursue"*, stated Stephen L. Grossman.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS


SEC MAIL PROCESSING
RECEIVED
SEP - 1 2004
WASH. D.C. 185 SECTION

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

TUESDAY, AUGUST 03, 2004, VANCOUVER, BC – The Company announced today that it is arranging, subject to regulatory approval, a Private Placement of up to 70,000 common shares at a price of $0.145 per share for total proceeds of up to $10,150.00. The investor will also be granted non-transferable warrants to purchase up to an additional 70,000 common shares for a period of two years at a price of $0.17 per share.

The proceeds of this Private Placement will be used for general working capital.

The Company also announced that it has decided to attempt to raise up to an additional $190,000.00 on the same terms above. These funds will be used for additional working capital.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman,
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE


SEC MAIL PROCESSING
RECEIVED
SEP - 1 2004
WASH. D.C. 185 SECTION

KELSO ANNOUNCES PRIVATE PLACEMENT

TUESDAY, AUGUST 03, 2004, VANCOUVER, BC – The Company announced today that it is arranging, subject to regulatory approval, a Private Placement of up to 70,000 common shares at a price of $0.145 per share for total proceeds of up to $10,150.00. The investor will also be granted non-transferable warrants to purchase up to an additional 70,000 common shares for a period of two years at a price of $0.17 per share.

The proceeds of this Private Placement will be used for general working capital.

The Company also announced that it has decided to attempt to raise up to an additional $190,000.00 on the same terms above. These funds will be used for additional working capital.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"*Stephen L. Grossman*"
Stephen L. Grossman,
President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS



SEC MAIL
RECEIVED
PROCESSING
SEP - 1 2004
WASH. D.C.
185
SECTION

FOR IMMEDIATE RELEASE

KELSO UPDATES PRIVATE PLACEMENT

TUESDAY, AUGUST 10, 2004, VANCOUVER, BC – Further to the Company's news release dated August 3, 2004, the Company has now received subscriptions for a total of $63,365.00. A 10% finder's fee on $53,215.00 will be paid in cash.

The Company is continuing to attempt to raise up to an additional $136,786.00. All private placement funds will be used for working capital.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman,
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO UPDATES PRIVATE PLACEMENT

TUESDAY, AUGUST 10, 2004, VANCOUVER, BC – Further to the Company's news release dated August 3, 2004, the Company has now received subscriptions for a total of $63,365.00. A 10% finder's fee on $53,215.00 will be paid in cash.

The Company is continuing to attempt to raise up to an additional $136,786.00. All private placement funds will be used for working capital.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

"*Stephen L. Grossman*"
Stephen L. Grossman,
President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com